UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT Of 1934
ASPECT MEDICAL SYSTEMS, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))
Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
045235108
(CUSIP Number of Common Stock Underlying Class of Securities)
Nassib G. Chamoun
President and Chief Executive Officer
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062-1546
(617) 559-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)
Copy to:
Susan W. Murley, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**

$1,177,555	$66.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 1,147,325 shares of the issuer’s common stock and have an aggregate value of $1,177,555 as of June 5, 2009, calculated based on a Black—Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $55.80 per million dollars of the transaction valuation. The transaction valuation set forth above was estimated solely for the purpose of calculating the filing fee.
☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d–1.

☑	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
Index to Exhibits
Exhibit (a)(1)(a) Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009
Exhibit (a)(1)(B) Form of E-Mail Announcement of Offer to Exchange
Exhibit (a)(1)(C) Election Form
Exhibit (a)(1)(D) Notice of Withdrawal
Exhibit (a)(1)(E) Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form
Exhibit (a)(1)(F) Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal
Exhibit (a)(1)(G) Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer
Exhibit (a)(1)(H) Form of Communication to Eligible Optionholders Rejecting the Election Form Under the Exchange Offer
Exhibit (a)(1)(I) Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer
Exhibit (a)(1)(J) Form of Reminder E-Mail to Eligible Optionholders
Exhibit (d)(8) 1998 Stock Incentive Plan

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed by Aspect Medical Systems, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s exchange offer (the “Exchange Offer”) to certain eligible employees who hold stock options to exchange some or all of their outstanding eligible stock options, granted under the Company’s 1998 Stock Incentive Plan, as amended (the “1998 Plan”), or its 2001 Stock Incentive Plan, as amended (the “2001 Plan” and, together with the 1998 Plan, the “Plans”), to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), with a per share exercise price (a) equal to or greater than $15.00 and (b) greater than the closing price of the Company’s Common Stock on the Nasdaq Global Market on the expiration date of the Exchange Offer (the “Eligible Options”) for new stock options to be granted under the Company’s 2001 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009 (the “Offer to Exchange”) and in the related Election Form.
     All information in the Offer to Exchange and the related Election Form, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(C), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The issuer is Aspect Medical Systems, Inc., a Delaware corporation. The Company’s principal executive offices are located at One Upland Road, Norwood, Massachusetts 02062-1546 and the telephone number of its principal executive offices is (617) 559-7000.
     (b) Securities. This Schedule TO relates to the Eligible Options. As of June 1, 2009, there were outstanding Eligible Options to purchase an aggregate of 1,147,325 shares of the Common Stock.
     (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The information set forth in Item 2(a) above and in Schedule B to the Offer to Exchange is incorporated herein by reference. The Company is both the filing person and the subject company.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of This Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”), Section 13 (“Material United States Tax Consequences”), and

Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Plans and related option agreements and other agreements attached hereto as Exhibits (d)(1)-(d)(14) also contain information regarding the subject company’s securities.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
     (b) Securities Transactions. None of the Company’s executive officers or directors, nor any of the Company’s affiliates, were engaged in transactions involving eligible options during the 60 days prior to the commencement of the Exchange Offer.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     Not applicable.

Item 10. Financial Statements.
     (a) Financial Information. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the information set forth in Part I, Item 1 (“Financial Statements” and “Notes to Condensed Consolidated Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 and the information set forth in the Offer to Exchange under Section 9 (“Information Concerning Us; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
          (1) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
          (2) The information set forth in the Offer to Exchange under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
          (3) Not applicable.
          (4) Not applicable.
          (5) Not applicable.
     (b) Other Material Information. Not applicable.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009

(a)(1)(B)	Form of E-Mail Announcement of the Exchange Offer

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(G)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

Exhibit No.	Description

(a)(1)(H)	Form of Communication to Eligible Optionholders Rejecting the Election Form Under the Exchange Offer

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(J)	Form of Reminder E-Mail to Eligible Optionholders

(a)(1)(K)	Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 6, 2009 (File No. 000-24663) is incorporated herein by reference

(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 filed on May 14, 2009 (File No. 000-24663) is incorporated herein by reference

(a)(1)(M)	Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 is incorporated herein by reference

(a)(1)(N)	Communication to Employees from Nassib G. Chamoun, dated April 20, 2009, filed as Exhibit 99.1 to the Company’s Schedule TO-C filed on April 20, 2009 is incorporated herein by reference

(b)	Not applicable

(d)(1)	Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(2)	Form of Nonstatutory Stock Option Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(3)	Form of Restricted Stock Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(4)	Form of Restricted Stock Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 22, 2006

(d)(5)	2001 Stock Incentive Plan, as amended is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 22, 2008

(d)(6)	Form of Incentive Stock Option Agreement Granted Under 2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed on March 15, 2005

(d)(7)	Form of Restricted Stock Agreement Granted Under 2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 30, 2005

(d)(8)	1998 Stock Incentive Plan, as amended

Exhibit No.	Description

(d)(9)	Key Employee Change in Control Severance Benefits Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 24, 2008

(d)(10)	Severance Agreement and General Release, dated January 5, 2009, by and between the Company and Michael Falvey is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 12, 2009

(d)(11)	Registration Rights Agreement, dated June 20, 2007, by and between the Company and Goldman, Sachs & Co. is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 21, 2007

(d)(12)	Indenture, dated June 20, 2007, by and between the Company and U.S. Bank National Association, as Trustee, is incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 21, 2007

(d)(13)	Form of 2.50% Convertible Senior Note due 2014 is incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-3 filed on August 29, 2007 (File No. 333-145779)

(d)(14)	Settlement Agreement, dated April 8, 2009, by and among the Company, First Manhattan Co., First BioMed Management Associates, LLC and First BioMed, L.P. is incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 9, 2009

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13E–3.
          Not applicable.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPECT MEDICAL SYSTEMS, INC.

	By: Name:	/s/ Nassib G. Chamoun Nassib G. Chamoun
	Title:	Chief Executive Officer
Date: June 8, 2009

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009

(a)(1)(B)	Form of E-Mail Announcement of the Exchange Offer

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(G)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(H)	Form of Communication to Eligible Optionholders Rejecting the Election Form Under the Exchange Offer

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(J)	Form of Reminder E-Mail to Eligible Optionholders

(a)(1)(K)	Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 6, 2009 (File No. 000-24663) is incorporated herein by reference

(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 filed on May 14, 2009 (File No. 000-24663) is incorporated herein by reference

(a)(1)(M)	Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 is incorporated herein by reference

(a)(1)(N)	Communication to Employees from Nassib G. Chamoun, dated April 20, 2009, filed as Exhibit 99.1 to the Company’s Schedule TO-C filed on April 20, 2009 is incorporated herein by reference

(b)	Not applicable

(d)(1)	Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(2)	Form of Nonstatutory Stock Option Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 1, 2005

Exhibit No.	Description

(d)(3)	Form of Restricted Stock Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(4)	Form of Restricted Stock Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 22, 2006

(d)(5)	2001 Stock Incentive Plan, as amended is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 22, 2008

(d)(6)	Form of Incentive Stock Option Agreement Granted Under 2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed on March 15, 2005

(d)(7)	Form of Restricted Stock Agreement Granted Under 2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 30, 2005

(d)(8)	1998 Stock Incentive Plan, as amended

(d)(9)	Key Employee Change in Control Severance Benefits Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 24, 2008

(d)(10)	Severance Agreement and General Release, dated January 5, 2009, by and between the Company and Michael Falvey is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 12, 2009

(d)(11)	Registration Rights Agreement, dated June 20, 2007, by and between the Company and Goldman, Sachs & Co. is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 21, 2007

(d)(12)	Indenture, dated June 20, 2007, by and between the Company and U.S. Bank National Association, as Trustee, is incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 21, 2007

(d)(13)	Form of 2.50% Convertible Senior Note due 2014 is incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-3 filed on August 29, 2007 (File No. 333-145779)

(d)(14)	Settlement Agreement, dated April 8, 2009, by and among the Company, First Manhattan Co., First BioMed Management Associates, LLC and First BioMed, L.P. is incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 9, 2009

(g)	Not applicable

(h)	Not applicable